Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton reports year-end 2008 reserves

     CALGARY, March 4 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) reports estimated reserve volumes together with the net present value of its reserves as at December 31, 2008. Netherland, Sewell & Associates, Inc.,
Compton's independent reserve evaluators, have completed an evaluation of 100%
of the Company's petroleum and natural gas reserves as at December 31, 2008 in accordance with the provisions of National Instrument 51-101.

     <<
     Summary Results:

     -   Discoveries, extensions and improved recoveries added 14.6 MMboe to proved reserves, which is 1.4 times 2008 production;
     -   Proved developed producing reserves increased approximately 6 MMBoe or 7.3% before production and property sales;
     -   Reserves decreased 16% on a proven and 20% on a proved plus probable basis from 2007, primarily due to dispositions, production and technical revisions
     -   Finding and development (F&D) costs were $20.14 per boe in 2008 on a proved basis, which is lower than the three-year average, including revisions, of $28.07 per boe; and
     -   Undeveloped land of 858,788 net acres is valued at $118 million.

     2008 Reserves
     -------------

     2008 Reserve Summary
     Company Working Interest before Royalties

     -------------------------------------------------------------------------
     December 31, 2008
                           Oil         Gas         NGL     Sulphur       Total
                          MBbl        MMcf        MBbl         MLt        MBoe
     -------------------------------------------------------------------------
     Proved
       Producing         4,433     440,375       8,087       1,928      87,844
       Non-producing        37      44,076         613          66       8,062
       Undeveloped         317     155,946       1,960         151      28,418
     -------------------------------------------------------------------------
     Total Proved        4,786     640,396      10,660       2,145     124,324
     Probable            3,156     479,013       7,230         944      91,164
     -------------------------------------------------------------------------
     Total Proved +
      Probable           7,942   1,119,409      17,889       3,089     215,488
     -------------------------------------------------------------------------

     Net Present Value of Reserves

     -------------------------------------------------------------------------
     December 31, 2008                         Future net revenue before
                                                income taxes discounted
                                                      at a rate of
                                        --------------------------------------
                                               0%          10%          15%
     -------------------------------------------------------------------------
                                            ($000)       ($000)       ($000)
     Proved
       Producing                         $ 3,050,340  $ 1,180,781  $   922,967
       Non-producing                     $   333,779  $   135,560  $   101,110
       Undeveloped                       $   985,397  $   318,235  $   204,504
     -------------------------------------------------------------------------
     Total proved                        $ 4,369,516  $ 1,634,575  $ 1,228,581
     Probable                            $ 2,985,501  $   934,202  $   599,571
     -------------------------------------------------------------------------
     Total proved plus probable          $ 7,355,017  $ 2,568,777  $ 1,828,152
     -------------------------------------------------------------------------
     Price forecasts as of December 31, 2008 used in the above evaluation are an average of the forecasts of four major engineering firms in Calgary,
     Alberta.

     Forecast Pricing, Inflation Rate, and Exchange Rate Assumptions as of
     December 31, 2008

     Year                          Crude Oil   Nat. Gas  Inflation   Exchange
     ----                          ---------   --------  ---------   --------
                                Edmonton Par     AECO      %/Year    $Cdn/$US
                                ($Cdn/MMbtu)    C Spot
                                              ($Cdn/Bbl)

     2009                              67.24       7.20        2.0       0.80

     2010                              80.48       7.89        2.0       0.85

     2011                              87.85       8.21        2.0       0.85

     2012                              93.92       8.72        2.0       0.90

     2013                              99.81       9.24        2.0       0.95

     2014                             101.82       9.44        2.0       0.95

     2015                             103.88       9.64        2.0       0.95

     2016                             105.97       9.83        2.0       0.95

     2017                             108.06      10.04        2.0       0.95

     2018                             110.26      10.24        2.0       0.95

     2019                             112.46      10.45        2.0       0.95

     Thereafter escalating at:           2.0%       2.0%       2.0       0.95

     Summary Reserve Comparison

     -------------------------------------------------------------------------
     As at December 31,                             2008
     -------------------------------------------------------------------------
                                           Crude Oil,
                               Natural      NGLs &         Total
                                 Gas        Sulphur        (6:1)      % Proved
                           ---------------------------------------------------
                                (Bcf)       (MBbls)       (MBoe)
     -------------------------------------------------------------------------

     Proved
       Producing                   440       14,448       87,844           71%
       Non-producing                44          716        8,062            6%
       Undeveloped                 156        2,427       28,418           23%
     -------------------------------------------------------------------------
     Total proved                  640       17,591      124,324          100%
     Probable                      479       11,329       91,164
     -------------------------------------------------------------------------
     Total proved
      plus probable              1,119       28,920      215,488
     -------------------------------------------------------------------------
     Boe per share                                          1.71
     -------------------------------------------------------------------------

     ------------------------------------------------
                                       2007
     ------------------------------------------------
                                Total
                                (6:1)      % Proved
                           --------------------------
                                (MBoe)
     ------------------------------------------------

     Proved
       Producing               103,881           69%
       Non-producing            10,464            7%
       Undeveloped              35,215           24%
     ------------------------------------------------
     Total proved              149,564          100%
     Probable                  121,255
     ------------------------------------------------
     Total proved
      plus probable            270,819
     ------------------------------------------------
     Boe per share                2.10
     ------------------------------------------------
     >>

     After giving effect to property sales, production, extensions and revisions, our 2008 reserves decreased approximately 25 MMBoe or 16% on a proved basis and 55 MMBoe or 20% on a proved plus probable basis as compared to 2007. During 2008 we produced 10.5 MMBoe and sold approximately 11.6 MMBoe of proved reserves. Net of production and property sales, reserves decreased by 5 MMBoe (3%) on a proved basis and 29 MMBoe (11%) on a proved plus probable basis.
     We drilled a total of 192 net wells during 2008, four of which were classified as exploratory wells, as compared to 266 net wells in 2007 of which
25 were exploratory. Our 2008 drilling program focused primarily on development activities and the advancement of reserves from the proved undeveloped and probable categories to the proved producing classification in contrast to the greater emphasis placed on discoveries and extensions in prior years. As a result, our proved developed producing reserves increased by approximately 6 MMBoe or 7.3% before production and property sales.

     <<
     Summary Net Present Value Comparison

     -------------------------------------------------------------------------
     As at December 31,              2008                      2007
     -------------------------------------------------------------------------
     Discount rate              10%          15%          10%          15%
     -------------------------------------------------------------------------
                             ($000's)     ($000's)     ($000's)     ($000's)

     Proved
       Producing           $ 1,180,781  $   922,967  $ 1,304,364  $ 1,052,974
       Non-producing       $   135,560  $   101,110  $   160,474  $   122,947
       Undeveloped         $   318,235  $   204,504  $   344,872  $   222,290
     -------------------------------------------------------------------------
     Total proved          $ 1,634,575  $ 1,228,581  $ 1,809,710  $ 1,398,212
     Probable              $   934,202  $   599,571  $ 1,109,123  $   708,309
     -------------------------------------------------------------------------
     Total proved
      plus probable        $ 2,568,777  $ 1,828,152  $ 2,918,833  $ 2,106,520
     -------------------------------------------------------------------------

     At December 31, 2008, future net revenue from our reserves decreased 9.7%
from 2007 on a total proved basis and 12% on a total proved and probable basis, discounted at 10%. This decrease reflects the reduced volumes and changes in forecasted prices between the two years.

     Reserve Reconciliation
     Forecast Prices and Costs

     -------------------------------------------------------------------------
                                  Crude Oil, NGLs,
                                     & Sulphur               Natural Gas
     -------------------------------------------------------------------------
                                Proved      Probable      Proved     Probable
     -------------------------------------------------------------------------
                                (MBbl)       (MBbl)       (Bcf)        (Bcf)
     -------------------------------------------------------------------------
     December 31, 2007          25,477       17,154          745          625
     Extensions                    636          388           34           41
     Improved Recovery             628         (628)          46          (46)
     Technical Revisions        (1,905)      (2,930)         (98)        (123)
     Discoveries                    34            8            0            0
     Acquisitions                   34            3            2            0
     Dispositions               (5,588)      (2,665)         (36)         (19)
     Economic                        0            0            0            0
     Production                 (1,726)           0          (53)           0
     -------------------------------------------------------------------------
     December 31, 2008          17,591       11,329          640          479
     -------------------------------------------------------------------------

     ------------------------------------------------------------
                                             Total
     ------------------------------------------------------------
                                                        Proved +
                                Proved     Probable     Probable
     ------------------------------------------------------------
                                (MBoe)       (MBoe)       (MBoe)
     ------------------------------------------------------------
     December 31, 2007         149,564      121,255      270,819
     Extensions                  6,380        7,291       13,670
     Improved Recovery           8,231       (8,231)           0
     Technical Revisions       (18,272)     (23,434)     (41,707)
     Discoveries                    38           11           49
     Acquisitions                  433           40          473
     Dispositions              (11,559)      (5,766)     (17,325)
     Economic                        0            0            0
     Production                (10,491)           0      (10,491)
     ------------------------------------------------------------
     December 31, 2008         124,324       91,164      215,488
     ------------------------------------------------------------
     >>

     Proved reserve extensions, improved recoveries, and discoveries totaled
14.6 MMBoe or 1.4 times 2008 production.
     Technical revisions reflect adjustments to reserve estimates made in previous years and relate to expected future well performance based upon additional production history, the impact of current operating factors on sales volumes including fuel gas usage associated with production facilities, and land expiries. Aggregate negative technical revisions, related to December
31, 2007 reserve bookings, were 18.3 MMBoe on a proved basis and 41.7 MMBoe on a proved and probable basis.
     In the Niton and Hooker areas, a small number of wells accounted for the majority of well performance related revisions. Niton accounted for 4% of the proved revisions and 11% of the proved and probable revisions. Approximately
75% of the proved revisions at Niton are attributable to two horizontal wells.
A total of 189 wells are on production at Niton including 26 horizontal wells.
     The Hooker area contributed 25% of proved and 21% of proved and probable negative revisions. Approximately 60% of the proved revisions relate to 14
Basal Quartz wells, including three undeveloped locations; in total, 102 Basal
Quartz wells are on production in the area.
     The Plains Belly River accounted for approximately one-half of the negative well performance related revisions. The technical revisions result from a general reduction in the ultimate recovery from 63% of producing well locations. This reduction was also applied to the proved undeveloped and probable locations.
     Approximately 15% of proved plus probable revisions relate to operational factors and land expiries.

     <<
     Finding and Development Costs
     -----------------------------
     >>

     Finding and Development (F&D) and Finding, Development and Acquisition
(FD&A) costs are used as a measure of capital efficiency and are determined by dividing the capital costs for the period, including the change in estimated future development capital, by associated reserve additions.
     During 2008, we incurred total capital expenditures of $324 million, excluding acquisitions and proceeds from dispositions. These expenditures added 14,649 MBoe to proved reserves and 13,719 MBoe to proved plus probable reserves, which resulted from discoveries, extensions, and improved recoveries.
     Future capital associated with placing proved reserves on production is estimated to be $289 million and future capital associated with placing proved and probable reserves on production is $1,045 million. This reflects a reduction from 2007 of future capital associated with proven and proven plus probable reserves of $30 million and $120 million respectively. Reductions of future capital reflect, in part, our 2008 focus on the promotion of reserves to the producing category.
     F&D costs for 2008 do not reflect technical revisions as these revisions relate to preceding years. Three year average F&D costs include technical revisions.
     FD&A costs, which include reserves and capital associated with acquisitions, is also presented. During 2008, Compton acquired 473 MBoe of proven plus probable reserves at a total cost of $11 million and disposed of
11,325 MBoe of proven plus probable reserves for proceeds of $203 million.
     In all cases, capital expenditures are before proceeds on the disposition of reserves during the period.

     <<
     -------------------------------------------------------------------------
                                     2008                  3-Year Average
     -------------------------------------------------------------------------
                             Excluding    Including    Excluding    Including
     (Including change       Technical    Technical    Technical    Technical
      in future capital)     Revisions    Revisions    Revisions    Revisions
     -------------------------------------------------------------------------
     F&D Costs ($/boe)
     -------------------------------------------------------------------------
     Total Proved          $     20.14          n.a  $     28.58  $     28.07
     Total Proved +
      Probable             $     14.91          n.a  $     14.67  $     28.85
     -------------------------------------------------------------------------
     FD&A Costs ($/boe)
     -------------------------------------------------------------------------
     Proved                $     20.29          n.a  $     26.70  $     26.33
     Proved + Probable     $     17.27          n.a  $     12.86  $     21.04
     -------------------------------------------------------------------------
     >>

     Year-end financial reports are in the process of being completed. The capital expenditure figures are preliminary and may be subject to adjustment;
any such adjustment is not expected to be material.
     The aggregate of exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

     <<
     Undeveloped Land
     ----------------
     >>

     We had a total of 858,788 net acres of undeveloped land at December 31,
2008. Based on an independent land evaluation, this acreage is valued at $118 million for the Company.

     2008 Year-End Financial Results and Conference Call

     Compton plans to release its year-end results on March 23, 2009.
Additional reserve disclosures will be provided together with audited year-end financial results as at that date. Information relating to a subsequent conference call, including dial-in information, will be included in the year-end news release.

     <<
     Advisories

     Use of Boe Equivalents
     >>

     The oil and gas industry commonly expresses production and reserve volumes on a barrel of oil equivalent (Boe) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet of natural gas to one barrel of oil. Boe's may be misleading particularly if used in isolation. A
Boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Forward Looking Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this News Release solely for the purpose of generally disclosing Compton's reserves volumes, net present value of its reserves, and finding and development costs as at December 31, 2008. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     About Compton

     Compton Petroleum Corporation is an independent, public company actively engaged in the exploration for and development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our activities are focused primarily in the Deep Basin fairway in the Western Canada Sedimentary
Basin in the province of Alberta. Our growth and reserve base results predominantly from our exploration and development drilling programs.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: contact Tim Granger, President & CEO, or Norm
Knecht, VP Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410,
Website: www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 06:00e 04-MAR-09